                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  X               Form 40-F
                              ---                        ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes                         No  X
                           ---                        ---

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .
                                                 -----

                                                                   Exhibit 99.1

[ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

THIRD QUARTER REPORT 2003

--------------------------------------------------------------------------------

Ashanti improves upon first two quarters' performance

Overview

Ashanti's performance improved during the third quarter after having largely addressed the operational difficulties encountered during the first half of 2003.

Earnings (before exceptional gains) were US$20.2 million, down US$2.3 million on the corresponding period last year but up US$12.4 million on the previous quarter. A 14% increase in gold production, a higher average realised gold price and a reduction in unit cash operating costs, relative to the second quarter, helped to improve earnings. Earnings for the quarter, after exceptional gains of US$4.7 million, amounted to US$24.9 million (2002: US$22.5 million). Earnings per share before exceptional gains for the quarter were US$0.15 (2002: US$0.18) and after exceptional items were US$0.19 (2002: US$0.18).

The quarter's gold production of 423,231 ounces was in line with Ashanti's 2003 annual target of approximately 1.6 million ounces and is 4% better than the 407,328 ounces achieved in the same period last year. With the resolution of the plant expansion difficulties at Iduapriem and the progress achieved at the Nyankanga pit cut back at Geita, both Iduapriem and Geita achieved record quarterly production of 68,014 ounces and 176,487 ounces (Ashanti's 50% share:
88,244 ounces) respectively. Obuasi, Bibiani and Siguiri performed broadly in line with expectation whilst operating difficulties continued to impact on Freda-Rebecca's gold production.

Cash operating costs for the quarter were US$212 per ounce, US$13 per ounce above the US$199 achieved last year. However, this represents a US$10 per ounce decrease on the previous quarter, largely due to higher gold production. The year-to-date cash operating costs of US$219 per ounce were in line with the previously announced 10% increase on last year's annual cash operating costs of US$199 per ounce.

Ashanti took advantage of the sustained high gold price and low lease rate environment to reduce its floating lease rate exposure whilst adding protection to its hedgebook. During the quarter, notional lease rate exposure was reduced from 2.76 million ounces to 1.68 million ounces, 176,063 ounces of protection was added and 2003 commitments were reduced from 617,886 ounces to 175,822 ounces.

During the quarter, Ashanti reduced its Group net debt by US$12.6 million from US$206.5 million to US$193.9 million.

o Earnings (before exceptional gains) of US$20.2 million - down US$2.3 million on last year, but up US$12.4 million on the previous quarter

o Quarter's gold production of 423,231 ounces - up 4% upon last year and up 14% upon the previous quarter

o Cash operating costs of US$212 per ounce up US$13 per ounce on last year, but down US$10 per ounce on previous quarter

o Further reductions achieved in Ashanti's hedgebook commitments and floating lease rate exposure

o    Net debt reduced by US$12.6 million during the quarter

----------------------------------------------------------------------------------------
                                   3 months to   3 months to   9 months to   9 months to
Highlights                          30 Sept 03    30 Sept 02    30 Sept 03    30 Sept 02
----------------------------------------------------------------------------------------
Financial (US$m)
----------------------------------------------------------------------------------------
Total turnover                         150.1         141.2          407.3         419.3
----------------------------------------------------------------------------------------
Earnings before
   exceptional items                    20.2          22.5           34.8          58.8
----------------------------------------------------------------------------------------
Earnings after
   exceptional items                    24.9          22.5           46.5          35.3
----------------------------------------------------------------------------------------
Total operating profit
   before exceptional items             24.9          24.4           50.2          76.9
----------------------------------------------------------------------------------------
Group EBITDA before
   exceptional items                    34.2          37.8           88.9         121.8
----------------------------------------------------------------------------------------
Total EBITDA before
   exceptional items                    46.4          47.9          110.7         149.5
----------------------------------------------------------------------------------------
Earnings per share before
   exceptional items (US$)              0.15          0.18           0.27          0.50
----------------------------------------------------------------------------------------
Earnings per share after
   exceptional items (US$)              0.19          0.18           0.36          0.30
----------------------------------------------------------------------------------------

Gold Production (ounces)
----------------------------------------------------------------------------------------
Total                                423,231       407,328      1,175,138     1,220,446
----------------------------------------------------------------------------------------
Attributable                         403,963       390,410      1,120,099     1,168,153
----------------------------------------------------------------------------------------
Gold Price (US$ per ounce)
----------------------------------------------------------------------------------------
Realised by Ashanti                      355           347            347           344
----------------------------------------------------------------------------------------
Spot price                               366           315            356           308
----------------------------------------------------------------------------------------

Production Costs (US$ per ounce)
----------------------------------------------------------------------------------------
Cash operating costs                     212           199            219           194
----------------------------------------------------------------------------------------
Royalties                                 12             9             11             9
----------------------------------------------------------------------------------------
Depreciation and amortisation             51            58             51            59
----------------------------------------------------------------------------------------
Total                                    275           266            281           262
----------------------------------------------------------------------------------------

Operations Review                     [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

Ghana

Obuasi

Obuasi's gold production for the quarter was 137,564 ounces, approximately 1,500 ounces short of its annualised target but 11,313 ounces above the 126,251 ounces achieved in the third quarter of 2002. The increase in production was due to increased tonnage throughput and feed grade at the Sulphide Treatment Plant
(STP). At US$207 per ounce, the cash operating cost for the quarter was marginally above the target of US$205 per ounce and below the US$211 per ounce achieved in the third quarter last year.

Mining. Underground production of 590,000 tonnes was lower than the 627,000 tonnes reported in the third quarter of 2002 and the shaft head grade at 7.42 g/t is a decrease on the 7.60 g/t reported for the same period last year. The reduced tonnage resulted from lower availability of the loader fleet.

Underground infrastructure. During the quarter, excavation activities on the 51 level loading pocket, the 26 level skip change out bay and the 24 level discharge bin at Brown Sub-vertical Shaft (BSVS) were completed, as were civil works on 51 level loading station. BSVS shaft steelwork procurement was completed and the sections for equipping the head end of the shaft were delivered to site. Erection of the shaft steel work surface jigs began during the quarter and equipping, starting with the installation of the shaft cables and clamps, is scheduled to begin in November 2003. Commissioning of the shaft is scheduled to take place at the end of 2004. At Sansu, civil works and electrical/mechanical installations were completed in preparation for the sinking and lining of the upper section of the raisebored Sansu waste pass system.

Surface. A total of 121,000 tonnes grading 2.35 g/t was mined from the Homase and Kunka open pits during the quarter, compared with 163,000 tonnes at 2.81 g/t for the corresponding period in 2002.

Processing. Throughput at STP was 619,000 tonnes, 4% above the 593,000 tonnes achieved for the corresponding period of last year whilst the head grade increased to 7.16 g/t from 6.80 g/t and metallurgical recovery at 82.7% showed a slight improvement on the corresponding period last year. The quarter's gold production at STP was 117,802 ounces as compared to 107,097 ounces in the third quarter of 2002. Production tonnage was affected by an unscheduled change out of the ball mill trunion bearing. Despite the increase in throughput from 184,000 tonnes last year to 229,000 tonnes in the third quarter, gold production at the Oxide Treatment Plant reduced by 1,451 ounces to 7,948 ounces from the 9,399 ounces achieved in the third quarter last year because of the lower grade and more refractory nature of the ore feed. Over the comparative periods, throughput and metallurgical recovery at the Tailings Treatment Plant increased from 453,000 tonnes to 521,000 tonnes and from 29.5% to 31.0% respectively, resulting in an increase in gold production from 9,755 ounces to 11,814 ounces.

Exploration. During the quarter, exploratory drilling activities continued at 50S 173E, 155W, 131W, 42W, 19E, TSAD 5N 32W and 12N 32W crosscuts whilst infill drilling and development sampling continued within the main mining areas.

Above 50 level, an intersection of 20.0 g/t over 31 metres was made on the 10 level horizon from quartz with visible gold of the Ashanti Spur.

On the '50L Deeps' project, two intercepts were made during the quarter; one from 50S 131W crosscut which averaged to 18.8 g/t over 2.6 metres on the 55L horizon. The other intercept was from 50N 19E crosscut, which was the first intercept from the northern corridor of the 50L Deeps targets, where quartz with graphitic schist was intercepted at a grade of 16.1 g/t over 3 metres. Within this zone of intercept, there was a 1 metre zone of 32.1 g/t on the 57 1/2 level horizon.

Elsewhere, on 38 level 294 crosscut, just to the north of BSVS, the Obuasi Fissure with quartz and mineralised sulphides was intersected on 40 1/2 level horizon at a grade of 18.1 g/t over 4.5 metres.

Iduapriem (80% owned)/Teberebie (90% owned)

Third quarter gold production at Iduapriem/Teberebie was a record 68,014 ounces compared with 51,843 ounces produced in the same period last year. CIL plant throughput at 973,000 tonnes was 46% above the 668,000 tonnes achieved in the third quarter of 2002 and the feed grade improved from 2.01 g/t to 2.18 g/t. Plant recovery at 89.8% was below plan and the 96.0% reported the previous year as a result of problems with the inter tank screens and under sized agitator blades in the leach and absorption sections. At the end of the quarter, most of the remedial engineering work on the CIP plant and crusher and overland conveyor systems had been completed and during the fourth quarter a steady state performance capability of the upgrade should be established. Heap leach gold production for the quarter reduced to 6,648 ounces from 10,399 ounces in the third quarter of 2002 because of lower recovery from the harder, less porous ores. The cash operating cost for the quarter was US$232 per ounce compared with US$209 per ounce for the corresponding period last year. The increase in unit cash operating costs was due to higher ore handling costs and increases in the price of power, diesel and reagents.

Bibiani

Bibiani produced 55,519 ounces of gold in the third quarter from processing 721,000 tonnes of ore at 3.26 g/t. Metallurgical recovery was 73.5% and the cash operating cost was US$204 per ounce. Production for the corresponding period in 2002 was 61,192 ounces from 680,000 tonnes at 3.64 g/t and a metallurgical recovery of 79.7%, at US$193 per ounce. The increase in unit cash operating costs resulted from lower gold production, cost increases on the mining contract, higher than plan diesel costs, greater than plan material movement in the main pit and increased power costs. Milled tonnage increased as a result of improvements to the plant's crushing circuit, but as expected, the lower mill feed grade and metallurgical recovery, owing to the more refractory nature of the ore types being processed, resulted in the reduced gold


2 Ashanti Goldfields, Third Quarter 2003

Operations Review                     [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

production. During the quarter, work continued on installing the flotation plant and the regrind mill relocated from Obuasi in the second quarter. Commissioning of this plant, which is designed with a view to improving recovery to over 80%, is now scheduled for the end of the fourth quarter. Good progress was made on the underground decline to access the old workings below the pit and, by the end of the third quarter, the face had been advanced from the portal at the +140RL to the +RL65 elevation, a distance of approximately 900 metres.

Guinea

Siguiri (85% owned)

Siguiri gold production of 60,437 ounces compared with 60,940 ounces achieved in the third quarter of 2002. Stacked tonnage increased to 2.2 million tonnes from
2.1 million tonnes whilst the feed grade improved to 1.14 g/t from 1.09g/t. Gold recovery for the quarter reduced to 76.1% from 82.9% as a result of abnormally high solution dilution in the month of September. The cash operating cost for the quarter was US$263 per ounce compared with US$226 per ounce for the same period last year due to an increased rate of cement consumption to cater for a higher SAP to CAP ore blend and increased fuel, cement and cyanide prices. The revision of the CIP project feasibility study and the selection of a new contractor was successfully completed during the quarter. The project is estimated to cost US$72 million with an anticipated commisioning date by the end of the fourth quarter 2004/first quarter 2005, assuming that the project is re-commenced during the next quarter. The country investment climate and the options for financing the project are being reviewed.

Zimbabwe

Freda-Rebecca

Freda-Rebecca gold production for the quarter was 13,453 ounces compared with 24,765 ounces in the third quarter of 2002. Although an improvement on the 9,560 ounces produced in the previous quarter, the shortage of higher grade underground ore production resulting from low availability of loaders, haul trucks and blasthole drill rigs caused by a shortage of critical component spares continued to impact on production. Mill throughput in the third quarter was 327,000 tonnes at 1.70 g/t compared with 274,000 tonnes at 3.40 g/t for the corresponding period in 2002. A five-month intensive maintenance programme to improve availability of the mining fleet, a plan to rationalise the operation and improve economic performance has been prepared and is being implemented. However, achievement of the key objectives and the timing thereof will depend to a large extent on the timely release of proceeds of the mine's bullion revenue by the country's regulatory authorities.

Tanzania

Geita (50% owned)

Gold production at Geita was 176,487 ounces (Ashanti's share: 88,244 ounces) compared with 164,673 ounces (Ashanti's share 82,337 ounces) produced in the third quarter of 2002. Plant feed for the quarter was 1.43 million tonnes at
4.27 g/t compared to 1.28 million at 4.30 g/t for the corresponding period last year. The improvement in gold production relative to last year was largely due to the higher plant throughput achieved following the plant upgrade, which was commissioned in the first quarter of 2003. The improvement relative to the past three quarters of 2003 was due to full mining access being gained to the higher grade portion of Nyankanga as a result of the Pit 3 cut back, which was prioritised over the past nine months, necessitated by the re-engineering and expansion of the open pit late last year. Cash operating costs rose to US$175 per ounce from US$155 per ounce in the corresponding third quarter of 2002 as a result of the increase in the depth of the pit and higher diesel and power costs.

Summary of production and cash operating costs per ounce

                                                                           Freda-               Total/
                                 Obuasi   Iduapriem   Bibiani   Siguiri   Rebecca    Geita     Average
-------------------------------------------------------------------------------------------------------
3 months to 30 September 2003
Production (ounces)             137,564     68,014     55,519    60,437    13,453    88,244     423,231
Cost per ounce (US$)                207        232        204       263       216       175         212
-------------------------------------------------------------------------------------------------------
3 months to 30 September 2002
Production (ounces)             126,251     51,843     61,192    60,940    24,765    82,337     407,328
Cost per ounce (US$)                211        209        193       226       212       155         199
-------------------------------------------------------------------------------------------------------
9 months to 30 September 2003
Production (ounces)             394,929    172,350    159,657   194,578   39,958    213,666   1,175,138
Cost per ounce (US$)                205        237        215       258      248        194         219
-------------------------------------------------------------------------------------------------------
9 months to 30 September 2002
Production (ounces)             386,398    139,456    182,217   209,159   75,065    228,151   1,220,446
Cost per ounce (US$)                201        208        187       211      220        153         194
-------------------------------------------------------------------------------------------------------

                                        Ashanti Goldfields, Third Quarter 2003 3

Operations Review                     [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

Exploration

East Africa

Tanzania

Geita

During the quarter, exploration drilling continued at Nyankanga West and Geita Hill. At Nyankanga West, infill drilling was completed with some significant intersections being made. Better results included 11 metres grading 20.73 g/t from 167.5 metres and 13 metres grading 66.18 g/t from 183.5 metres in hole NYDD147; and 28 metres of 5.64 g/t from 118 metres in NYDD143. The mineralisation intersected at Nyankanga West is currently being resource-modelled.

Downdip drilling at Geita Hill continued to produce positive results. Better intersections during the quarter included: 10 metres grading 3.0 g/t from 188 metres and 8 metres at 9.7 g/t from 204 metres in hole GHDD122; 9 metres grading
5.28 g/t from 193 metres in hole GHDD125; 7 metres at 7.01 g/t from 316 metres in hole GHDD127; and 34 metres grading 1.68 g/t from 243 metres in hole GHDD132.

Tanzania Regional

During the quarter, Ashanti finalised a royalty option agreement with Tan Range on nine prospecting licences covering 1,095 square kilometres southwest of the Ushirombo belt in the Lake Victoria Goldfields. Exploration will commence once permitting has been completed.

D.R. Congo

The build up of United Nations troops at Bunia in Ituri Province is considered a positive step in the bringing of peace and stability to the area covered by Ashanti's Kilo concession. Ashanti is taking steps to mobilise to Mongbwalu where there are immediate drill targets.

West Africa

Burkina Faso

On 9 September 2003, Etruscan Resources Inc. signed an agreement with Ashanti and Echo Bay Mines Limited, now part of Kinross Gold, to purchase the Youga properties for a total cash consideration of US$6.5 million (Ashanti's share of consideration: 50%). Completion of the transaction is scheduled for the end of November 2003.

Guinea

Exploration drilling continued in the SEK area (the general area surrounding the Bidini, Eureka Hill, Sanu Tinti and Tubani pits) and north of the Kozan pit. At the Kalamagna prospect, southeast of Bidini, better drilling results included:
21 metres grading 1.54 g/t from 14 metres; 19 metres at 2.51 g/t from 14 metres; and 16 metres of 2.20 g/t from 28 metres.

Ghana

Shallow reverse circulation drilling on the Subriso concession, 50 kilometres north of Bibiani, intersected gold mineralisation over a strike length of 700 metres on the Pokukrom prospect. Better drilling results included: 8 metres grading 4.19 g/t from 15 metres; 7 metres at 3.06 g/t from 7 metres; and 10 metres grading 1.56 g/t from 25 metres. Additional deeper follow up drilling will be undertaken during the next quarter.

Cote d'Ivoire

The political problems in Cote d'Ivoire remain largely unresolved and start-up of exploration fieldwork is now not anticipated until at least the first quarter of 2004. Ashanti will continue to monitor the situation in that country.

Mali

A planned reduction on the amount of fieldwork due to the rainy season meant that few results were received in the quarter from exploratory work in Mali. Geochemical sampling in one Authorization de Exploration indicated follow-up soil sampling and trenching will be required.

Sierra Leone

Infill soil geochemical surveys failed to verify the previously reported significant gold anomaly on AFCAN's Nimini Hills project. Exploration is now being focused on other areas of the concessions.


4 Ashanti Goldfields, Third Quarter 2003

Gold Production Summary               [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

                               3 months to   3 months to   9 months to   9 months to
                                   30 Sept       30 Sept       30 Sept       30 Sept
                                      2003          2002          2003          2002
--------------------------------------------------------------------------------------
Obuasi

Underground Mining
Ore production (000 tonnes)            590           627         1,734         1,827
Ore grade (g/t)                       7.42          7.60          7.25          7.52
--------------------------------------------------------------------------------------
Surface Mining
Ore production (000 tonnes)            121           163           445           192
Ore grade (g/t)                       2.35          2.81          2.37          2.76
Waste mined (000 tonnes)               237         1,063         1,539         1,136
Strip ratio                            2.0           6.5           3.5           5.9
--------------------------------------------------------------------------------------
Sulphide Treatment Plant
Ore processed (000 tonnes)             619           593         1,781         1,758
Head grade (g/t)                      7.16          6.80          7.03          7.23
Recovery (%)                          82.7          82.6          8.35          84.9
Gold produced (ounces)             117,802       107,097       335,747       346,529
--------------------------------------------------------------------------------------
Pompora Treatment Plant
Ore processed (000 tonnes)              --            --            --            --
Head grade (g/t)                        --            --            --            --
Recovery (%)                            --            --            --            --
Gold produced (ounces)                  --            --            --           195
--------------------------------------------------------------------------------------
Oxide Treatment Plant
Ore processed (000 tonnes)             229           184           619           184
Head grade (g/t)                      2.19          1.98          1.97          1.98
Recovery (%)                          49.3          80.1          65.9          80.1
Gold produced (ounces)               7,948         9,399        25,995         9,399
--------------------------------------------------------------------------------------
Tailings Treatment Plant
Ore processed (000 tonnes)             521           453         1,474         1,326
Head grade (g/t)                      2.27          2.27          2.23          2.29
Recovery (%)                          31.0          29.5          31.4          31.0
Gold produced (ounces)              11,814         9,755        33,187        30,275
--------------------------------------------------------------------------------------
Obuasi Total Processed
Ore processed (000 tonnes)           1,369         1,230         3,874         3,268
Head grade (g/t)                      4.47          4.41          4.29          4.93
Recovery (%)                          70.0          72.4          73.9          74.6
Total gold produced (ounces)       137,564       126,251       394,929       386,398
--------------------------------------------------------------------------------------
Obuasi Production Distribution
Obuasi underground (ounces)        117,802       107,097       335,747       346,724
Obuasi surface (ounces)              7,948         9,399        25,995         9,399
Obuasi tailings (ounces)            11,814         9,755        33,187        30,275
Obuasi total (ounces)              137,564       126,251       394,929       368,398
--------------------------------------------------------------------------------------
Iduapriem/Teberebie

Mining
Ore production (000 tonnes)          1,359         1,238         3,202         3,339
Ore grade (g/t)                       1.74          1.65          1.78          1.63
Waste mined (000 tonnes)             5,089         3,632        12,557        11,920
Strip ratio                            3.7           2.9           3.9           3.6
--------------------------------------------------------------------------------------
CIL Plant
Ore processed (000 tonnes)             973           668         2,728         1,966
Head grade (g/t)                      2.18          2.01          1.96          1.96
Recovery (%)                          89.8          96.0          90.0          92.5
Gold produced (ounces)              61,366        41,444       154,314       110,945
--------------------------------------------------------------------------------------
Heap Leach
Ore stacked (000 tonnes)               480           496         1,058         1,301
Head grade (g/t)                      1.41          1.16          1.37          1.12
Recovery (%)                          30.5          56.2          38.7          60.9
Gold produced                        6,648        10,399        18,036        28,511
Total (ounces)                      68,014        51,843       172,350       139,456
--------------------------------------------------------------------------------------

                                        Ashanti Goldfields, Third Quarter 2003 5

Gold Production Summary               [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

                                  3 months to   3 months to    9 months to   9 months to
                                      30 Sept       30 Sept        30 Sept       30 Sept
                                         2003          2002           2003          2002
-----------------------------------------------------------------------------------------
Bibiani

Mining
Ore production (000 tonnes)             1,002           882          2,523         1,873
Ore grade (g/t)                          3.02          3.95           3.06          3.29
Waste mined (000 tonnes)                1,207         2,717          4,623         8,721
Strip ratio                               1.2           3.3            1.8           4.7
-----------------------------------------------------------------------------------------
CIL Plant
Ore processed (000 tonnes)                721           680          1,954         1,891
Head grade (g/t)                         3.26          3.64           3.33          3.75
Recovery (%)                             73.5          79.7           76.3          81.2
Gold produced (ounces)                 55,519        61,192        159,657       182,217
-----------------------------------------------------------------------------------------
Siguiri

Mining
Ore production (000 tonnes)             2,156         2,231          7,015         6,609
Ore grade (g/t)                          1.17          1.13           1.16          1.19
Waste mined (000 tonnes)                1,747         2,052          5,415         6,080
Strip ratio                               0.8           0.9            0.8           0.9
-----------------------------------------------------------------------------------------
Heap Leach
Ore stacked (000 tonnes)                2,168         2,101          7,198         6,956
Head grade (g/t)                         1.14          1.09           1.12          1.14
Recovery (%)                             76.1          82.9           75.1          81.7
Gold produced (ounces)                 60,437        60,940        194,578       209,159
-----------------------------------------------------------------------------------------
Freda-Rebecca

Underground Mining
Ore production (000 tonnes)               190           286            458           832
Ore grade (g/t)                          2.20          2.84           2.42          3.00
-----------------------------------------------------------------------------------------
Surface Mining
Ore production (000 tonnes)                 9            --             52           110
Ore grade (g/t)                          2.14            --           1.95          2.52
Waste mined (000 tonnes)                   45            --            262            81
Strip ratio                               5.0            --            5.0           0.7
-----------------------------------------------------------------------------------------
Processing
Ore processed (000 tonnes)                327           274            975           845
Head grade (g/t)                         1.70          3.40           1.70          3.36
Recovery (%)                             75.0          82.5           75.2          82.4
Gold produced (ounces)                 13,453        24,765         39,958        75,065
-----------------------------------------------------------------------------------------
Geita JV

Surface Mining
Ore mined (000 tonnes)                  1,702         1,466          4,055         4,306
Grade (g/t)                              3.58          3.80           3.21          3.60
Waste mined (000 tonnes)               14,539        12,269         40,346        27,503
Strip ratio                               8.5           8.4            9.9           6.4
-----------------------------------------------------------------------------------------
Processing
CIL Plant
Ore processed (000 tonnes)              1,432         1,280          4,323         3,718
Head grade (g/t)                         4.27          4.30           3.39          4.10
Recovery (%)                             91.0          93.0           91.0          93.0
Gold produced (ounces)                176,487       164,673        427,331       456,301
Ashanti's 50% share (ounces)           88,244        82,337        213,666       228,151
-----------------------------------------------------------------------------------------
Group Summary

Managed gold production (ounces)      334,987       324,991        961,472       992,295
Geita JV 50% (ounces)                  88,244        82,337        213,666       228,151
-----------------------------------------------------------------------------------------
Sub-total                             423,231       407,328      1,175,138     1,220,446
Less minority interests (ounces)       19,268        16,918         55,039        52,293
-----------------------------------------------------------------------------------------
Group Attributable Total (ounces)     403,963       390,410      1,120,099     1,168,153
-----------------------------------------------------------------------------------------


6 Ashanti Goldfields, Third Quarter 2003

Financial Review                      [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

Earnings

Earnings (before exceptional gains) for the third quarter were US$20.2 million, up US$12.4 million on the US$7.8 million recorded during the previous quarter. The 159% improvement in earnings was due to a 14% increase in gold production, a higher average realised gold price and a reduction in cash operating costs per ounce, relative to the second quarter.

The quarter's earnings (before exceptional gains) of US$20.2 million was US$2.3 million lower than the US$22.5 million recorded in 2002, mainly due to higher cash operating costs.

Earnings for the quarter, after exceptional gains of US$4.7 million (2002: nil), amounted to US$24.9 million (2002: US$22.5 million).

Earnings per share before exceptional items for the quarter were US$0.15 (2002:
US$0.18) and after exceptional items were US$0.19 (2002: US$0.18).

Earnings before exceptional items for the nine months to 30 September 2003 were US$34.8 million as compared to US$58.8 million in 2002. Earnings after exceptional income of US$11.7 million, were US$46.5 million (2002: US$35.3 million).

Revenue

Gold production for the quarter of 423,231 ounces generated spot revenue of US$154.9 million, equivalent to US$366 per ounce (2002: US$315 per ounce). Total hedging income for the quarter was negative US$4.8 million, comprising US$3.2 million of deferred hedging income from previously closed out hedge contracts and US$8.0 million of net cash payments in respect of maturing hedge contracts for both the Ashanti and Geita hedge books.

Total realised price for the quarter was US$355 per ounce (2002: US$347 per ounce). Year to date total revenue of US$407.3 million (2002: US$419.3 million) was equivalent to US$347 per ounce.

Hedging

Sustained strength in spot gold prices and low lease rate levels, allowed Ashanti to reduce its lease rate exposure whilst adding protection to its hedge book.

Notional lease rate exposure has been reduced from 2.76 million ounces as at 30 June 2003 to 1.68 million ounces as at 30 September 2003. The value generated from these lease rate fixings was used to purchase a total of 176,063 ounces of put options at an average strike of US$358 per ounce, with maturities ranging from 2004 to 2012. The strikes of these put options were matched against existing sold call options to create forward sales. Please refer to the hedging table on page 12 for a revised lease rate amortisation and protection profile.

At the quarter end, Ashanti had 4.6 million ounces protected at an average price of US$361 per ounce, with commitments to deliver 5.9 million ounces at an average price of US$359 per ounce. Ashanti's outstanding commitments for 2003 stood at 175,822 ounces as at 30 September 2003. The mark-to-market valuation of the Ashanti hedge book moved from negative US$108 million as at 30 June 2003 to negative US$329.8 million at 30 September 2003, based on a spot price of US$384 per ounce. The movement in mark-to-market was principally owing to the increased spot price and US interest rates. Ashanti's share of the Geita hedge book was negative US$61.9 million.

Cash Operating Costs

Total cash operating costs for the quarter were US$212 per ounce, up US$13 per ounce on last year but represented a US$10 per ounce improvement on the previous quarter, largely due to higher production. Total cash operating costs for the year to date amounted to US$219 per ounce (2002: US$194 per ounce).

Profit

Total operating profit for the quarter was US$24.9 million (2002: US$24.4 million). Non-mine site exploration expenditure expensed in the quarter was US$0.8 million bringing year to date expenditure to US$2.4 million. Corporate administration expenditure for the quarter was US$5.7 million and year to date expenditure was US$18.0 million.

Interest charge for the quarter (before exceptional items) was US$4.0 million, US$0.6 million lower than the previous quarter.

Exceptional Items

During the quarter Ashanti received insurance proceeds of US$3.0 million for the Company's damaged aircraft, which has since been scrapped. This, resulted in an exceptional gain of US$2.0 million.

In September, the Company re-negotiated the terms of the Kimin loans. In consideration for Ashanti extending the terms of the guarantee currently in place in favour of the lender, it secured a reduction in the amounts owed from US$7.7 million to US$5.0 million. This reduction of US$2.7 million has been recognised as an exceptional gain within interest payable.

Cash Flows and Balance Sheet

Cash inflow from operating activities for the quarter was US$29.1 million (2002:
US$13.2 million) and US$61.2 million for the year to date (2002: US$58.2 million). Net interest payments in the quarter were US$2.4 million compared to US$4.4 million last year.

Capital expenditure for the quarter of US$19.1 million (2002: US$15.5 million) included US$11.1 million at Obuasi, US$1.8 million at Iduapriem and US$4.1 million at Siguiri.

During the quarter, a further 200,000 warrants were exercised raising US$0.6 million. As at 30 September 2003, stated capital stood at 131.0 million shares and 2.3 million warrants remained outstanding.

Group debt as at 30 September (excluding the 50% share of the non-recourse Geita project finance loan) stood at US$239.3 million, down US$6.4 million from 30 June 2003 due principally to the reduction of the Kimin loans of US$2.7 million and repayment of the aircraft loan from the insurance proceeds. Net debt was US$12.6 million lower at US$193.9 million (30 June 2003: US$206.5 million).

Proposed Merger Arrangement

On 4 August 2003, Ashanti announced the terms of a recommended merger with AngloGold Limited ("AngloGold"). As announced on 14 October and reaffirmed on 27 October 2003, the Board of Ashanti (the "Board") has received an improved final merger offer ("Revised Merger Proposal") from AngloGold at a ratio of 29 AngloGold shares for every 100 Ashanti ordinary shares or global depositary securities. The Board has resolved to recommend the Revised Merger Proposal to Ashanti's shareholders. The Revised Merger Proposal is conditional on the support of the Government of Ghana (the "Government") as shareholder and regulator of Ashanti, the approval of the scheme of arrangement required to implement the transaction by Ashanti shareholders and the High Court of Ghana and certain other regulatory approvals and third party consents as detailed in the 4 August announcement.

Ashanti welcomes the announcement of the Government on 28 October 2003, indicating its decision to support the Board's recommendation of the Revised Merger Proposal. Ashanti and AngloGold have agreed to extend the time limit for the receipt of formal Government approvals to 14 November 2003, or such later date as Ashanti and AngloGold may agree.

There can be no assurance that a transaction with AngloGold will be completed. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities.


                                        Ashanti Goldfields, Third Quarter 2003 7

Group Profit and Loss Account         [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]
Unaudited

                                                                   3 months to               3 months to
                                                                  30 Sept 2003              30 Sept 2002

                                                      Before                         After
                                                 exceptional  Exceptional      exceptional
                                                       items        items            items         Group
                                            Note        US$m         US$m             US$m          US$m
--------------------------------------------------------------------------------------------------------
Turnover: Group and share of
   joint venture                               2       150.1           --            150.1         141.2
Less share of joint venture                            (29.7)          --            (29.7)        (24.5)
----------------------------------------------------------------------------------------------------------
Group turnover                                         120.4           --            120.4         116.7

Cash operating costs                           2       (74.4)          --            (74.4)        (68.3)
Other costs                                             (8.0)          --             (8.0)         (7.7)
Royalties                                               (3.8)          --             (3.8)         (2.9)
Depreciation and amortisation                          (17.3)          --            (17.3)        (19.9)
Refinancing and restructuring costs                       --           --               --            --
Other income                                              --           --               --           8.8
----------------------------------------------------------------------------------------------------------
Total costs                                           (103.5)          --           (103.5)        (90.0)
----------------------------------------------------------------------------------------------------------
Operating profit                               2        16.9           --             16.9          26.7

Share of operating profit of joint venture               8.0           --              8.0          (2.3)
----------------------------------------------------------------------------------------------------------
Total operating profit                                  24.9           --             24.9          24.4

Profit on sale of investment                              --           --               --            --

Profit on sale of fixed assets                            --          2.0              2.0            --
----------------------------------------------------------------------------------------------------------
Profit before interest and taxation                     24.9          2.0             26.9          24.4

Net interest payable: group                             (3.0)         2.7             (0.3)         (4.0)
   joint venture                                        (1.0)          --             (1.0)         (1.4)
----------------------------------------------------------------------------------------------------------
Profit before taxation                                  20.9          4.7             25.6          19.0

Tax: group                                                --           --               --           3.9
   joint venture                                        (0.4)          --             (0.4)           --
----------------------------------------------------------------------------------------------------------
Profit after taxation                                   20.5          4.7             25.2          22.9

Minority interests                                      (0.3)          --             (0.3)         (0.4)
----------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                     20.2          4.7             24.9          22.5

Dividends                                                 --           --               --            --
----------------------------------------------------------------------------------------------------------
Retained profit for the period                          20.2          4.7             24.9          22.5
==========================================================================================================
Earnings per share (US$)                                0.15         0.04             0.19          0.18
==========================================================================================================

                                                                   9 months to               9 months to
                                                                  30 Sept 2003              30 Sept 2002

                                                      Before                        After
                                                 exceptional  Exceptional     exceptional
                                                       items        items           items          Group
                                            Note        US$m         US$m            US$m           US$m
--------------------------------------------------------------------------------------------------------
Turnover: Group and share of
   joint venture                               2       407.3           --           407.3          419.3
Less share of joint venture                            (68.3)          --           (68.3)         (67.0)
-----------------------------------------------------------------------------------------------------------
Group turnover                                         339.0           --           339.0          352.3

Cash operating costs                           2      (216.1)          --          (216.1)        (201.6)
Other costs                                            (23.5)          --           (23.5)         (20.2)
Royalties                                              (10.5)          --           (10.5)          (8.7)
Depreciation and amortisation                          (51.8)          --           (51.8)         (62.7)
Refinancing and restructuring costs                       --           --              --          (23.5)
Other income                                              --           --              --            8.8
-----------------------------------------------------------------------------------------------------------
Total costs                                           (301.9)          --          (301.9)        (307.9)
-----------------------------------------------------------------------------------------------------------
Operating profit                               2        37.1           --            37.1           44.4

Share of operating profit of joint venture              13.1           --            13.1            9.0
-----------------------------------------------------------------------------------------------------------
Total operating profit                                  50.2           --            50.2           53.4

Profit on sale of investment                              --          7.8             7.8             --

Profit on sale of fixed assets                            --          2.0             2.0             --
-----------------------------------------------------------------------------------------------------------
Profit before interest and taxation                     50.2          9.8            60.0           53.4

Net interest payable: group                            (10.0)         2.7            (7.3)         (14.1)
   joint venture                                        (3.3)          --            (3.3)          (3.6)
-----------------------------------------------------------------------------------------------------------
Profit before taxation                                  36.9         12.5            49.4           35.7

Tax: group                                              (0.2)        (0.8)           (1.0)            --
   joint venture                                        (1.2)          --            (1.2)            --
-----------------------------------------------------------------------------------------------------------
Profit after taxation                                   35.5         11.7            47.2           35.7

Minority interests                                      (0.7)          --            (0.7)          (0.4)
-----------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                     34.8         11.7            46.5           35.3

Dividends                                                 --           --              --             --
-----------------------------------------------------------------------------------------------------------
Retained profit for the period                          34.8         11.7            46.5           35.3
===========================================================================================================
Earnings per share (US$)                                0.27         0.09            0.36           0.30
===========================================================================================================

8 Ashanti Goldfields, Third Quarter 2003

Group Balance Sheet                   [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]
Unaudited

                                                                                             As at        As at
                                                            As at 30 Sept 2003        30 Sept 2002  31 Dec 2002

                                                                        Interest
                                                                        in joint
                                                     Group       venture        Total       Group         Group
                                                      US$m          US$m         US$m        US$m          US$m
---------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                     15.6          52.3         67.9        17.5          17.3
Tangible assets                                      608.2         109.6        717.8       597.5         602.7
Investments
   - Geita joint venture                              99.8         (99.8)          --        96.0          91.2
   - Loans to joint venture and other investments     31.1            --         31.1        32.6          32.6
                                                    ------         -----       ------      ------        ------
                                                     754.7                      816.8       743.6         743.8
                                                    ------         -----       ------      ------        ------
Current assets
Stocks                                                72.6          12.6         85.2        74.8          76.6
Debtors due within one year                           16.5          17.4         33.9        11.6          14.0
Debtors due after more than one year                  12.7            --         12.7         8.8           8.8
Cash                                                  45.4          14.1         59.5        35.8          41.3
                                                    ------         -----       ------      ------        ------
                                                     147.2          44.1        191.3       131.0         140.7
                                                    ------         -----       ------      ------        ------
Creditors: amounts falling due within one year
Creditors                                           (116.6)        (16.8)      (133.4)     (124.0)       (131.1)
Borrowings                                            (6.7)        (10.8)       (17.5)       (5.7)         (2.7)
                                                    ------         -----       ------      ------        ------
                                                    (123.3)        (27.6)      (150.9)     (129.7)       (133.8)
                                                    ------         -----       ------      ------        ------
Net current assets                                    23.9          16.5         40.4         1.3           6.9

Total assets less current liabilities                778.6                      857.2       744.9         750.7

Creditors: amounts falling due after more than
   one year
Creditors                                            (15.0)        (39.9)       (54.9)      (41.9)        (24.0)
Borrowings                                          (232.6)        (35.2)      (267.8)     (262.4)       (254.2)

Provisions for liabilities and charges               (25.5)         (3.5)       (29.0)      (21.6)        (25.0)
                                                    ------         -----       ------      ------        ------
                                                     505.5                      505.5       419.0         447.5
                                                    ======         =====       ======      ======        ======

Capital and reserves
Stated capital                                       599.0                                  588.2         588.2
Reserves                                             (95.4)                                (171.6)       (141.9)
                                                    ------         -----       ------      ------        ------
Equity shareholders' funds                           503.6                                  416.6         446.3
Equity minority interests                              1.9                                    2.4           1.2
                                                    ------         -----       ------      ------        ------
                                                     505.5                                  419.0         447.5
                                                    ======         =====       ======      ======        ======


                                        Ashanti Goldfields, Third Quarter 2003 9

Group Cash Flow Statement             [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]
Unaudited

                                                       3 months to    3 months to     9 months to    9 months to
                                                      30 Sept 2003   30 Sept 2002    30 Sept 2003   30 Sept 2002
                                                              US$m           US$m            US$m           US$m
-------------------------------------------------------------------------------------------------------------------
Cash inflow from operating activities                         29.1           13.2            61.2           58.2
-------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                              0.3            0.2             0.6            0.5
Interest paid                                                 (2.7)          (4.6)           (7.6)         (18.0)
-------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and
   service of finance                                         (2.4)          (4.4)           (7.0)         (17.5)
-------------------------------------------------------------------------------------------------------------------
Taxation
Corporate tax paid                                            (1.1)            --            (1.1)          (1.7)
-------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investments
Purchase of tangible fixed assets                            (19.1)         (15.5)          (56.7)         (46.1)
Proceeds from sale of fixed assets                             3.0             --             3.0             --
Proceeds from sale of investment                                --             --             9.5             --
-------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and
   financial investment                                      (16.1)         (15.5)          (44.2)         (46.1)

Cash inflow/(outflow) before use of liquid resources
   and financing                                               9.5           (6.7)            8.9           (7.1)
Management of liquid resources                                (1.9)           1.8             6.6           13.4
-------------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before financing                         7.6           (4.9)           15.5            6.3

Financing
Loans drawn down                                                --             --              --          265.0
Loan repayments                                               (3.3)         (36.6)          (15.6)        (317.0)
Issue of shares                                                0.6             --            10.8           41.8
-------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing                               (2.7)         (36.6)           (4.8)         (10.2)
-------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                    4.9          (41.5)           10.7           (3.9)
-------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash                                    4.9          (41.5)           10.7           (3.9)
Increase/(decrease) in liquid resources                        1.9           (1.8)           (6.6)         (13.4)
-------------------------------------------------------------------------------------------------------------------
                                                               6.8          (43.3)            4.1          (17.3)
Cash outflow from financing                                    3.3           36.6            15.6           52.0
Other                                                          2.5           (0.2)            2.0            3.7
-------------------------------------------------------------------------------------------------------------------
Movement in net debt                                          12.6           (6.9)           21.7           38.4
Net debt at beginning of period                             (206.5)        (225.4)         (215.6)        (270.7)
-------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                   (193.9)        (232.3)         (193.9)        (232.3)
-------------------------------------------------------------------------------------------------------------------


10 Ashanti Goldfields, Third Quarter 2003

Notes to the Financial Information    [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

1.   Basis of Preparation

The unaudited results for the nine months ended 30 September 2003 have been prepared in accordance with the accounting policies set out in the Annual Report and Accounts for the year ended 31 December 2002.

2.   Operating Profit Analysis by Business Area

9 months to 30 September 2003

                                                Idua-                        Freda-
                                     Obuasi     priem   Bibiani   Siguiri   Rebecca
-----------------------------------------------------------------------------------
Production ounces                   394,929   172,350   159,657   194,578    39,958
-----------------------------------------------------------------------------------
US$ million
Revenue - spot                        140.3      61.4      56.7      69.1      14.2
        - hedging                        --        --        --        --        --
-----------------------------------------------------------------------------------
                                      140.3      61.4      56.7      69.1      14.2
Operating costs                       (80.8)    (40.9)    (34.3)    (50.2)     (9.9)
Other costs                              --      (0.9)     (0.2)     (2.0)       --
Royalties                              (4.7)     (1.8)     (1.7)     (2.3)       --
-----------------------------------------------------------------------------------
EBITDA                                 54.8      17.8      20.5      14.6       4.3
Depreciation and amortisation         (23.9)     (4.9)     (7.4)    (10.4)     (4.5)
-----------------------------------------------------------------------------------
Operating profit/(loss) 30.9.2003      30.9      12.9      13.1       4.2      (0.2)
                        30.9.2002      10.4       9.0      10.8       1.5       5.7
-----------------------------------------------------------------------------------

                                  Hedging   Explora-     Corp.
                                   income      tion      Admin      Group     Geita       Total
-----------------------------------------------------------------------------------------------
Production ounces                      --        --         --    961,472   213,666   1,175,138
-----------------------------------------------------------------------------------------------
US$ million
Revenue - spot                         --        --         --      341.7      76.2       417.9
        - hedging                    (2.7)       --         --       (2.7)     (7.9)      (10.6)
-----------------------------------------------------------------------------------------------
                                     (2.7)       --         --      339.0      68.3       407.3
Operating costs                        --        --         --     (216.1)    (41.5)     (257.6)
Other costs                            --      (2.4)     (18.0)     (23.5)     (2.7)      (26.2)
Royalties                              --        --         --      (10.5)     (2.3)      (12.8)
-----------------------------------------------------------------------------------------------
EBITDA                               (2.7)     (2.4)     (18.0)      88.9      21.8       110.7
Depreciation and amortisation          --        --       (0.7)     (51.8)     (8.7)      (60.5)
-----------------------------------------------------------------------------------------------
Operating profit/(loss) 30.9.2003    (2.7)     (2.4)     (18.7)      37.1      13.1        50.2
                        30.9.2002    38.6      (3.4)     (37.0)*     35.6      17.8        53.4
-----------------------------------------------------------------------------------------------

* Includes refinancing and restructuring costs of US$23.5 million.

3 months to 30 September 2003

                                               Idua-                       Freda-
                                     Obuasi    priem  Bibiani    Siguiri  Rebecca
----------------------------------------------------------------------------------
Production ounces                   137,564   68,014   55,519     60,437   13,453
----------------------------------------------------------------------------------
US$ million
Revenue - spot                         50.3     25.0     20.1       22.1      5.0
        - hedging                        --       --       --         --       --
----------------------------------------------------------------------------------
                                       50.3     25.0     20.1       22.1      5.0
Operating costs                       (28.5)   (15.8)   (11.3)     (15.9)    (2.9)
Other costs                              --     (0.3)      --       (1.2)      --
Royalties                              (1.7)    (0.7)    (0.6)      (0.8)      --
----------------------------------------------------------------------------------
EBITDA                                 20.1      8.2      8.2        4.2      2.1
Depreciation and amortisation          (8.5)    (2.0)    (2.7)      (2.6)    (1.4)
----------------------------------------------------------------------------------
Operating profit/(loss) 30.9.2003      11.6      6.2      5.5        1.6      0.7
                        30.9.2002       2.9      3.7      5.0       (2.3)     2.1
----------------------------------------------------------------------------------

                                  Hedging  Explora-     Corp.
                                   income      tion     Admin      Group    Geita     Total
-------------------------------------------------------------------------------------------
Production ounces                      --        --        --    334,987   88,244   423,231
-------------------------------------------------------------------------------------------
US$ million
Revenue - spot                         --        --        --      122.5     32.4     154.9
        - hedging                    (2.1)       --        --       (2.1)    (2.7)     (4.8)
-------------------------------------------------------------------------------------------
                                     (2.1)       --        --      120.4     29.7     150.1
Operating costs                        --        --        --      (74.4)   (15.4)    (89.8)
Other costs                            --      (0.8)     (5.7)      (8.0)    (1.0)     (9.0)
Royalties                              --        --        --       (3.8)    (1.1)     (4.9)
-------------------------------------------------------------------------------------------
EBITDA                               (2.1)     (0.8)     (5.7)      34.2     12.2      46.4
Depreciation and amortisation          --        --      (0.1)     (17.3)    (4.2)    (21.5)
-------------------------------------------------------------------------------------------
Operating profit/(loss) 30.9.2003    (2.1)     (0.8)     (5.8)      16.9      8.0      24.9
                        30.9.2002    11.5      (1.1)     (3.9)      17.9      6.5      24.4
-------------------------------------------------------------------------------------------

3. Reconciliation of Total Costs

                                3 months to     3 months to  9 months to     9 months to
                               30 September    30 September 30 September    30 September
                                       2003            2002         2003            2002
                                       US$m            US$m         US$m            US$m
--------------------------------------------------------------------------------------------
Cash operating costs
Obuasi                                 28.5            26.6         80.8            77.7
Iduapriem                              15.8            10.9         40.9            29.1
Bibiani                                11.3            11.8         34.3            34.1
Siguiri                                15.9            13.8         50.2            44.2
Freda-Rebecca                           2.9             5.2          9.9            16.5
Geita (50%)                            15.4            12.8         41.5            34.8
--------------------------------------------------------------------------------------------
Total cash operating costs             89.8            81.1        257.6           236.4
Corporate administration costs          5.7             3.6         18.0            12.5
Exploration costs                       0.8             1.1          2.4             3.4
Other costs                             2.5             3.8          5.8             6.7
Royalties                               4.9             3.7         12.8            10.8
Depreciation and amortisation          21.5            23.5         60.5            72.6
Exceptional costs                        --              --           --            23.5
--------------------------------------------------------------------------------------------
Total costs*                          125.2           116.8        357.1           365.9
--------------------------------------------------------------------------------------------

* Includes Geita's costs of US$21.7 million (2002: US$26.8 million) for three months to 30 September 2003 and US$55.2 million (2002: US$58.0 million) for the nine months to 30 September 2003.


                                       Ashanti Goldfields, Third Quarter 2003 11

Hedging Commitments                   [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

The table below shows all forward and option positions that Ashanti had as at 30 September 2003:

                                               2003        2004       2005         2006       2007        2008
--------------------------------------------------------------------------------------------------------------
Forward Sales
   (ounces)                                 173,058     657,992     677,246     566,250    507,450     400,450
   (US$/ounce)                                  349         355         352         358        360         369
--------------------------------------------------------------------------------------------------------------
Calls:
Sold (ounces)                                55,550     496,180     470,478     182,006    173,826     218,410
     (US$/ounce)                                331         341         350         368        357         365
--------------------------------------------------------------------------------------------------------------
Bought (ounces)                              50,550     101,880     134,000      49,432     64,396          --
       (US$/ounce)                              345         359         352         370        361          --
--------------------------------------------------------------------------------------------------------------
Subtotal (ounces)                             5,000     394,300     336,478     132,574    109,430     218,410
--------------------------------------------------------------------------------------------------------------
Lease Rate Swap oz due                        2,236
--------------------------------------------------------------------------------------------------------------
Summary:
Protected (ounces)                          170,822     657,992     677,246     566,250    507,450     400,450
--------------------------------------------------------------------------------------------------------------
Committed (ounces)                          175,822   1,052,292   1,013,724     698,824    616,880     618,860
--------------------------------------------------------------------------------------------------------------
Total commited ounces as a percentage of
   total forecast production (excluding
   Geita for the period of the project
   finance, 2003-2007)
   47%
--------------------------------------------------------------------------------------------------------------
Lease Rate Swap (ounces)                    546,000     866,000     788,000   1,245,000   1,267,00   1,084,000
--------------------------------------------------------------------------------------------------------------
Deferred Hedging Income                       (US$m)          3         11
--------------------------------------------------------------------------------------------------------------

                                               2009      2010      2011      2012      2013      Totals
-------------------------------------------------------------------------------------------------------
Forward Sales
   (ounces)                                 413,450   383,450   324,250   292,500   214,500   4,610,596
   (US$/ounce)                                  362       366       373       378       369         361
-------------------------------------------------------------------------------------------------------
Calls:
Sold (ounces)                                70,970    28,250    28,250        --        --   1,723,920
     (US$/ounce)                                368       350       350        --        --         352
-------------------------------------------------------------------------------------------------------
Bought (ounces)                                  --        --        --        --        --     400,258
       (US$/ounce)                               --        --        --        --        --         357
-------------------------------------------------------------------------------------------------------
Subtotal (ounces)                            70,970    28,250    28,250        --        --   1,323,662
-------------------------------------------------------------------------------------------------------
Lease Rate Swap oz due                                                                            2,236
-------------------------------------------------------------------------------------------------------
Summary:
Protected (ounces)                          413,450   383,450   324,250   292,500   214,500   4,608,360
-------------------------------------------------------------------------------------------------------
Committed (ounces)                          484,420   411,700   352,500   292,500   214,500   5,932,022
-------------------------------------------------------------------------------------------------------
Total commited ounces as a percentage of
   total forecast production (excluding
   Geita for the period of the project
   finance, 2003-2007)
   47%
-------------------------------------------------------------------------------------------------------
Lease Rate Swap (ounces)                    826,000   568,000   310,000   130,000        --
-------------------------------------------------------------------------------------------------------
Deferred Hedging Income                                                                              14
-------------------------------------------------------------------------------------------------------

Forward Sales:

A total of 4.61 million ounces have been sold forward at an average price of US$361 per ounce.

Call Options:

Ashanti has sold 1.72 million ounces of call options at an average strike price of US$352 per ounce. As a partial offset, Ashanti has bought 0.4 million ounces of call options at an average strike price of US$357 per ounce.

Gold Lease Rate Swaps:

As at 30 September 2003, a maximum of 1.27 million ounces of Ashanti's hedged production will be exposed to the floating 3 month lease rate at any one time.

The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).

Volume (ozs)   Fixed Rate   Description
--------------------------------------------------------------------------------
1,361,000         1.80%     Ashanti pays a quarterly floating rate and receives
                            a quarterly weighted average fixed rate of 1.80%.
--------------------------------------------------------------------------------
  320,000         2.00%     Ashanti pays a quarterly floating rate and receives
                            a fixed amount of dollars at maturity. The quarterly
                            amount is rolled until maturity of each forward
                            contract. The fixed amount for each contract is
                            calculated using the formula:
                            Volume*YearsToMaturity*302*2.00%. The next rate set
                            is in 2006.
--------------------------------------------------------------------------------
Total
1,681,000
--------------------------------------------------------------------------------


12 Ashanti Goldfields, Third Quarter 2003

Hedging Commitments                   [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

Mark-to-market valuations

On 30 September 2003, the portfolio had a negative mark-to-market value of US$329.8 million. This valuation was based on a spot price of US$384 and the then prevailing applicable US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board. The delta at that time was 5.3 million ounces. This implies that a US$1 increase in the price of gold would have a US$5.3 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change significantly over short time periods and can consequently materially affect the mark-to-market valuation.

The approximate breakdown by type of the mark-to-market valuation at 30 September 2003 was as follows:

                                                                            US$m
-------------------------------------------------------------------------------
Forward contracts                                                        (218.2)
European Call options (net sold)                                          (96.4)
Lease rate swaps                                                          (15.2)
-------------------------------------------------------------------------------
                                                                         (329.8)
-------------------------------------------------------------------------------

Geita Hedging

The table below shows Ashanti's portion of hedging commitments for Geita as at 30 September 2003. This represents half of Geita's hedge commitments.

                                     2003      2004      2005      2006      2007     Total
-------------------------------------------------------------------------------------------
Forward Sales (ounces)             50,931   195,558   174,828    94,576   120,938   636,831
(US$/ounce)                           264       289       294       296       298       291
-------------------------------------------------------------------------------------------

Puts:
Bought (ounces)                     2,674    25,586    24,350    18,115    23,390    94,115
   (US$/ounce)                        286       291       291       291       292       291
-------------------------------------------------------------------------------------------
Lease Rate Swap oz due (ounces)       258                                               258
-------------------------------------------------------------------------------------------

Summary:
Protected (ounces)                 53,347   221,144   199,178   112,691   144,328   730,688
-------------------------------------------------------------------------------------------
Committed (ounces)                 50,673   195,558   174,828    94,576   120,938   636,573
-------------------------------------------------------------------------------------------
Lease Rate Swap                   156,301   116,774    76,301    41,420        --        --
-------------------------------------------------------------------------------------------

Marked-to-market valuation:

On 30 September 2003, the Geita portfolio had a negative mark-to-market value of US$123.8 million (Ashanti's portion: negative US$61.9 million). This valuation was based on a spot price of US$384 per ounce and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board.


                                       Ashanti Goldfields, Third Quarter 2003 13

Forward Looking Statements            [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

This report contains a number of statements relating to plans, forecasts and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to those related to future working capital, future production levels, operating costs and plans for diversification. Ashanti may also make written or oral forward-looking statements in its presentations, periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filings with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook, will not differ materially from the forward looking statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include leverage, gold price volatility, changes in interest rates, hedging operations, reserves estimates, exploration and development, mining, yearly output, power supply, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian statutory provisions, dividend flows and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to produce profitably and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty. Likewise the cashflows from and marked-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.


14 Ashanti Goldfields, Third Quarter 2003

Corporate Information                 [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]

Ashanti Goldfields Company Limited
Registered in Ghana No. 7094

Corporate Office

Gold House
Patrice Lumumba Road
PO Box 2665
Accra, Ghana
Telephones:                              (+233-21) 772190
                                         (+233-21) 772235
                                         (+233-21) 778160
                                         (+233-21) 778167
                                         (+233-21) 761311
Fax:                                     (+233-21) 775947
Satellite Telephone:                          874 1562524
Satellite Fax:                                874 1562525
Website:                              www.ashantigold.com

Ernest Abankroh
Company Secretary
Telephone:                               (+233-21) 774977
Fax:                                     (+233-21) 778155
E-Mail Address            ernest.abankroh@ashantigold.com

London Office

3rd Floor, Roman House
Wood Street
London EC2Y 5BA
United Kingdom
Telephone:                             (+44-20) 7256 9938
Fax:                                   (+44-20) 7256 9939

Corinne Gaisie
UK Representative and European contact
E-Mail Address               corinne.gaisie@ashanti.co.uk

--------------------------------------------------------------------------------

Investor Relations

Corporate Office
Kwaku Akosah-Bempah
Acting Managing Director, Public Affairs
Telephones:                              (+233-21) 778172
Fax:                                     (+233-21) 774981
E-Mail Address
kwaku.akosah-bempah@ashantigold.com

European contact:
Corinne Gaisie
Telephone:                             (+44-20) 7256 9938
Fax:                                   (+44-20) 7256 9939
E-Mail Address               corinne.gaisie@ashanti.co.uk

North American contact:
Allan Jordan
Telephone:                             (+1-646)  284 9400
Fax:                                   (+1-646)  284 9494
E-Mail Address                          ajordan@hfgcg.com

--------------------------------------------------------------------------------

Shareholder Enquiries:

International Registrars'
UK Transfer Office
Capita IRG Plc
Bourne House, 34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone:                             (+44-20) 8639 2000
Fax:                                   (+44-20) 8639 3430

Ghana Registrars
NTHC Limited
Registrar/Custodial Unit
Martco House
Off Kwame Nkrumah Avenue
PO Box KIA 9563 Airport
Accra, Ghana
Telephone:                               (+233-21) 235817
Fax:                                     (+233-21) 240243

Zimbabwe Registrars
Syfrets Corporate and Merchant Bank
1st Floor
99 Jason Moyo Avenue
PO Box 2540
Harare, Zimbabwe
Telephone:                                (+263-4) 736011
Fax:                                      (+263-4) 736022

GDR Holder Enquiries:

The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor
New York, NY 10286
Telephone:                              (+1-212) 815 2209
Fax:                                    (+1-212) 571 3050


                                       Ashanti Goldfields, Third Quarter 2003 15

A copy of this release is available at http://www.ashantigold.com/release.htm

                                                                    Exhibit 2

(ASHANTI LOGO)


                                  PRESS RELEASE

FOR IMMEDIATE RELEASE                                            30 OCTOBER 2003


                     CORRECTION TO THIRD QUARTER REPORT 2003

Ashanti wishes to correct a typographical error in the Operations Review section of its Press Release on the Third Quarter Results which was released to the market earlier today.

The second paragraph of the commentary relating to exploration at Obuasi (page
2): "Above 50 level, an intersection of 20.0g/t over 31 metres was made on the 10 level horizon from quartz with visible gold of Ashanti spur" should instead read: "ABOVE 50 LEVEL, AN INTERSECTION OF 20.0G/T OVER 3.1 METRES WAS MADE ON THE 10 LEVEL HORIZON FROM QUARTZ WITH VISIBLE GOLD OF ASHANTI SPUR".



ENDS

ENQUIRIES:
ASHANTI GOLDFIELDS COMPANY LIMITED
T S Schultz - Chief Financial Officer                  Tel:    +44 7798503049
E Abankroh - Company Secretary                         Tel.    +442072569938
K Akosah-Bempah  - Acting MD, Public Affairs           Tel:    +233 21778172

UK CONTACT
Corinne Gaisie - Ashanti London Office Manager         Tel:    +44 207 256 9938

NORTH AMERICAN CONTACT
Allan Jordan - Golin Harris International              Tel:    +1 646 284 9400



 A copy of this release is available at http://www.ashantigold.com/releases.htm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 31, 2003            ASHANTI GOLDFIELDS COMPANY LIMITED



                                     By:  /s/ Ernest Abankroh
                                         ------------------------------
                                     Name:    Ernest Abankroh
                                     Title:   Company Secretary